Form 425
Filed by Prentiss Properties Trust pursuant to
Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Brandywine Realty Trust
Commission File No. 001-09106
The communication filed herewith is a transcript of a conference call held by Prentiss Properties Trust with investors and interested parties on October 19, 2005 at 10:00 a.m. CDT to discuss financial and operational results of Prentiss for the quarter ended September 30, 2005, and contains certain statements regarding the proposed merger of Prentiss and Brandywine Realty Trust.
Prentiss Properties Trust, # 11039921
Third Quarter 2005 Earnings
October 19, 2005, 9:00 a.m. Eastern Time
Chairperson: Claire Koeneman

Operator:	Ladies and gentlemen, thank you for standing by and welcome to Prentiss Properties Trust third quarter 2005 earnings conference call. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question-and-answer session. If anyone should require operator assistance during the conference, please press the star key followed by the zero. As a reminder, this conference is being recorded today, Wednesday, October 19th, of 2005.

I would now like to turn the conference over to Claire Koeneman with the Financial Relations Board. Please go ahead.

Claire Koeneman:	Thanks so much. Good morning, everyone. Welcome to Prentiss’ third quarter conference call. As you know, the press release and supplemental package were distributed last night, as well as furnished on Form 8-K to provide access to the widest possible audience.

In the supplemental disclosure package the company has reconciled all non-GAAP financial measures to the most directly comparable GAAP measure, in accordance with Reg G requirements. If you’ve not received a copy of either of these, they’re available on the company’s website at prentissproperties.com in the investor section. Additionally, we’re hosting a live webcast of today’s, which is also available in that section.

At this time, management would like me to inform you that certain statements made during this conference call, which are not historical, may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Prentiss Properties believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors and risks that could cause actual results to differ materially from those expressed or implied by forward-looking statements are detailed in yesterday’s release and from time to time in the company’s filings with the SEC.

After saying all of that, I’d like to welcome management. With us today we have Mike Prentiss, Chairman of the Board; Tom August, Chief Executive Officer and President; and Mike Ernst, Chief Financial Officer. So without further ado, I’ll turn the line over to Mike for his opening remarks. Please go ahead, Mike.

Mike Prentiss:	Thank you, Claire. Good morning, everyone, and welcome to what will, hopefully, be our last third quarter quarterly earnings call. Before I turn it over to Tom and Mike to talk about the specifics of our performance, I thought I’d just highlight a few of the things that are going on concerning the merger since our announcement two weeks ago.

As you can imagine, we’ve been very busy over the last two weeks since we’ve made the announcement and I just thought— without getting into too many specifics just to give you some of the highlights. Number one, we and Brandywine have been actively meeting with many of you investors to try to answer any questions or concerns you might have concerning the merger structure, what’s there and we will continue to do so in the ensuing weeks.

We’ve been working very closely with the Brandywine management team on the integration issues and I would— I’m happy to report that I think we’ve made great strides already. There’s a great sense of teamwork between the two organizations. We’ve already made many of the key decisions concerning the integration of the two companies, have begun to formulate the organizational structure going forward and I think everything is going as we expected, maybe even a little better.

The chemistry between the two organizations is exceptionally good. I think there’s mutual respect on both sides and because of that I am more optimistic than ever that we’ll have a smooth transition between— once the merger closes.

With respect to timing, we expect that we will file the S-4 some time next week and then, depending upon the level of SEC review, we would expect that we would probably have a shareholder vote somewhere in the middle part of December and a closing around year end. A lot of that just depends on the regulatory process and what goes forward with that, but we’re well along the way down that path, as well.

So bottom line is that we, so far, have not hit any bumps in the road. We remain firmly committed that this is the best course of action for Prentiss Properties and its shareholders and we will continue— and certainly during the Q&A we’ll be happy to answer any questions anyone has, but rather than getting into any more specifics about it now, I think we’ll save that for the Q&A.

So without further ado, I’ll turn it over to Tom to talk about the quarter and our performance in that regard.

Tom August:	Thanks, Mike. What I thought I’d do is I will review the markets we’re in and then Mike Ernst and I will conclude our prepared remarks with sort of the operational performance for the company for the third quarter. You know, overall, the market continues to get better, albeit slower and somewhat less smooth than we had hoped for, but let me give you sort of a minute or so on each of our major markets.

The San Diego market continues to perform very well. Rental rates are in the $3 range for good quality existing buildings and in our new buildings, for example, they’re in the $3.25 to $3.50 range. Occupancy in both Carlsbad and Del Mar continue to improve and while it’s very good — and I don’t want to downplay that at all — it’s probably— the activity level is not at a pace right now where we think we can bump up rates on the very short term, but it’s still very, very good.

Oakland we’ve got single digit vacancies in the market and we’re seeing demand come from a wide spectrum of tenants. Overall, our net effective rents are probably up 10 to 15 percent from the beginning of the year. Base rates are up almost 10 and probably 2-3-5 percent are in— increase in form of reduced concessions that we’re able to get away with from offering tenants.

Rates on the portfolio range from $2.45 to $2.75 and our strategy in Oakland in the short term is we’ve got probably one more floor to lease in our new 2101 Webster building, the one we acquired last year, and then we will be increasing rents across the board about $0.10. Oakland continues to be a very, very good market for us.

Dallas is, you know, lagging compared to, I think, most of the markets in the country, as well as really how it reacted to past recoveries. Absorption is positive. Rental rates have stabilized. They’re certainly not increasing, but I think they’ve stabilized and we’re seeing a modest decrease every quarter in the concession packages, but, you know, it still is probably lagging the other markets that we are in.

In Chicago, you know, our focus in Chicago has clearly been on our sales process. We’ve done some leasing, some renewals. You know, that market hasn’t changed. That is also a pretty tough market, as well.

Austin has probably shown the most improvement of any of our markets over the last couple of years, both in terms of occupancy and rental rates. The Southwest Quadrant market, which is where our Martin Skyway Properties are located, has about a 10 percent overall vacancy and just as an example, probably— I guess— I’m guessing two years ago we hit a low of about $10 net in some of our newer quality buildings there. Today we’re in the $14.50 to $15 net range, and clearly the rents are— are moving in our direction. Cielo Center is an older property that we own. There. Rental rates are somewhat lower, but in our newer buildings, the Martin Skyway Properties, we’re seeing that kind of improvement in occupancy and rent.

Northern Virginia had a good quarter. Direct vacancy dropped from 9.4 percent a year ago to 7.8 percent today. Year-to-date absorption was over 3.3 million square feet. Suburban Maryland is good, but it’s trailing Northern Virginia. Vacancy rates dropped from 11.1 to 9.6 today and, again, activity is good there, but certainly not on the pace that Northern Virginia is.

In terms of the outlook, I would say in the short term in Northern Virginia there are number of deals that are in the market place where both tenants and landlords expect that they will be made either the fourth quarter of this year or the first quarter of ‘06 and they’re pretty large deals. The general feeling is is that when those deals are done, it will be a real boost, not only in the occupancy but in all the landlords’ ability to begin raising rents again. So I think we’re happy with what’s happened year-to-date in Virginia and I think we’re more optimistic about the next couple of quarters and what’s going to happen then.

Let me just jump in to our quarterly results. Our net income, FFO, AFFO, were all affected this quarter by unusual transactions. You know, we had a gain on the sale of North Wacker of $65.8 million. We had an impairment loss of $10.3 million on— relating to our Chicago portfolio. And our G&A was $1.3 million higher than normal due to merger-related costs that we expensed during the quarter.

I want to just focus on that point for one quick second. PricewaterhouseCoopers has told us that if we are merging into someone, i.e., we are the target, the accounting rules state that we need to expense those items as they are incurred. So that’s you see this quarter that $1.3 million expense to our G&A number.

Occupancy improved. It was good. It was— occupancy was up by 60 basis points from 89.1 to 89.7. If you take out the sales and acquisitions we did during the quarter, they pretty much offset each other, but our same-store occupancy was up 57 basis points or about 93,000 square feet.

Same-store portfolio continues to improve. It was a negative 1.3 this quarter versus 1.7 negative in the first quarter and a negative 1.9 percent in the second quarter. The declines in all of the quarters results from a somewhat lower occupancy when you’re comparing period to period.

Tenant retention was really good this quarter. For our office portfolio it was 79 percent on both a square footage, as well as a number of tenants retained basis. And I’m not sure we can match this performance every quarter going forward, but it was certainly nice to see the improvement, especially since, you know, I’ve mentioned it in the past as being a problem and an issue we needed to focus on and this quarter we did really well.

On a lease-to-lease basis, you know, it was mixed results in this category this quarter. We are off only 5 percent on a GAAP basis and about 20-plus percent on a cash basis and it looks like we will end the year in better shape than what we had projected on a GAAP basis earlier in the year. We thought we’d be minus 10 for the year and I think we will be somewhat less than that, maybe the mid single digits on a GAAP basis down for the year on rental rates.

Cap ex, again, not perfect. We’ve got a ways to go, but continued to show improvement. The $2.69 per square foot per year was about the same as last quarter, which was $2.65 per square foot per year, but certainly a big improvement over the $3.59 per square foot per year we showed in the first quarter.

You know, I think as a general statement, concessions are declining, but they’re declining slower than we had hoped. But it’s just a slower process, but they’re getting a little bit better.

G&A was $5 million this quarter, $1.3 more than last quarter and 100 percent of that increase related to the merger-related expenses that I mentioned earlier.

Our Del Mar property, focusing on development for a minute, is just now being completed. Our first tenant will be moving in within the next two to three weeks. That Morrison & Foster. We’re 79 percent leased.

We should be starting our Oakland development, which is the expansion of 2101 Webster, within the next month or so and we’re looking for a potential start in Northern Virginia within the next few months, as well.

Lease rollovers, I think we’re in real good shape. We have 2 percent left for the beginning of the year. Next year it’s only 8 percent and I think the encouraging thing about the rollovers next year is our largest rollover is in our Mid-Atlantic region and if we can get some of these major leases signed, which I referred to at the beginning of the talk, I think that should show a nice improvement for next year in that region.

On the disposition side, we closed on 123 North Wacker last month. That was the biggest asset in our Chicago portfolio. The sale price was slightly in excess of $170 million. Subsequent to the quarter end we sold the Chicago Industrials for approximately $31 million.

In terms of gains on sale, 123 North Wacker was a $65.8 million gain and it was approximately $49 million on an undepreciated basis. The Industrials will show a gain in the fourth quarter of about $14.7 million and about a $9 million gain on an undepreciated basis.

We should be selling a small asset here in Dallas in the next couple of weeks. It’s an asset that is currently under contract with firm money up. It’s relatively small; it’s about $13 million.

And finally, this month we also should close on our Detroit asset that was part of the Chicago portfolio we put up for sale. That building is under contract. It has $3 million firm. The purchase price is approximately $32 million.

The balance of the Chicago portfolio are in various stages of negotiations, due diligence, letters of intent. We have identified buyers even for those properties that we reported fell out of bed on an earlier contract. Buyers have been identified or are, again, in the process of negotiation, due diligence. None of them are technically firm now with a contract or with hard money, but, again, all of them have been identified and we’re moving ahead. We are hopeful that we will close all of these by year end.

One point I did want to make on the Chicago sale is addressing the financial impact of these sales, since there appears to have been some misinformation out there and I just want to make sure everybody’s clear. If all we close is the 123 deal, which is done, the Industrial deal, which is done, and Detroit, which is firm, then our earnings for next year, Prentiss Properties alone, would be $0.04 to $0.06 higher than if we sell these assets and pay off the debts. So the delay in the selling, while clearly leverage would be higher, earnings would be $0.04 to $0.06 higher.

I don’t want to speak for Brandywine and the combined company, however, based upon the model, earnings model, that we put together with Brandywine for the combined company, their assumptions were that the proceeds from the Chicago sales reduced debt, i.e., they’re not reinvested. So, again, if no other assets in Chicago close, the debt will be somewhat higher, but the combined company should have earnings increase of about $0.02 to $0.03.

Now I don’t think that’s going to happen. We think we’re on track to sell everything, but there was some misinformation out there about what would the effect be if we didn’t sell them and I just wanted to make sure we cleared that up.

OK. On the acquisition side, last quarter we mentioned we closed 1333 Broadway in Oakland. That was a $40 million purchase that we did with AVP, so our share was $15 million. We— this quarter we acquired Concord Airport Plaza for approximately $69 million. That’s a 350,000 square foot building located in Concord, which is a Northern California community.

And yesterday — as a matter of fact, late yesterday afternoon, so we didn’t even get a chance to put it in the press release — we closed on a two-building portfolio in Northern Virginia in the sub-market of Herndon. We paid— it was 300,000 feet. We paid $78 million for the buildings and we have $6 million up to acquire adjacent— an adjacent parcel of land. That adjacent parcel of land is subject to a right of first refusal, so we should know whether we will actually be acquiring the land within the next 60 days.

Mike, with that, I’m going to turn it over to you and financial aspects.

Mike Ernst:	Great. Thanks, Tom. I’m going to cover a number of the balance sheet items during the quarter, highlight a few of the quirky financial statement items that you’ll see and then finally cover a couple of the ratios real quickly.

On the balance sheet, as we discussed last quarter, we closed a revised line of credit. We substantially reduced our pricing. We also modified our three unsecured term loans to conform those to the pricing on the new line of credit. We also got a lot more covenant flexibility as part of that transaction, as well.

We closed $100 million 10-year non-recourse mortgage secured by our Tyson’s International properties at a fixed rate of 4.84 percent fixed for 10 years. We also assumed a couple pieces of debt as part of the Concord and Broadway acquisitions.

On Concord, it was a $25 million, five-year loan that was at 5.18 percent. That was with AVP, so only half of that is ours. And then on Concord we assumed a $40 million, seven-year loan at 7.2 percent. Both of these loans were non-recourse.

We also paid off quite a bit of debt, both during the quarter and after the quarter. During the quarter we paid off our 2101 Webster loan in early August and then subsequent to quarter end we defeased our $180 million PPREFI loan and our $24 million Corporetum loan.

PPREFI had a lot of Chicago assets, as well as some Dallas assets that secured it. It matured in about a year and we felt like the time was right to go ahead and do that now to take advantage of today’s low rates, as well as free up those assets. As part of that, during the fourth quarter we’ll be showing prepayment defeasance costs, as well as transaction execution costs of about $12.3 million that will be a hit to earnings during the fourth quarter.

We also accept— expect there could be additional payoffs of debt related to the Chicago sales during the fourth quarter. There is a couple of pieces, one at 1 O’Hare and one at Bannockburn. Depending on which way we go, some of the buyers want to assume that debt, others want to have it paid off and if we do pay it off there could be another $8 million or so of prepayment costs incurred as a result of those.

During the quarter we issued an additional 547,000 operating partnership units as part of the Concord acquisition. You’ll also notice that the share count on the common shares increased by about 1.1 million shares. Almost all of this was related to conversion by Security Capital of their interest in the convertible preferred into common shares and we have a redemption right on the Security Capital preferred at the end of the year, so we expect that they’re going to convert all of their convertible preferred into common shares some time during this fourth quarter.

There were a number of unusual items in the financials this quarter. I think Tom mentioned quite a few of them, you know, the more significant one being the $1.3 million of G&A costs related to the merger. In addition to that, G&A was also higher by about $260,000 due to the deferred comp plan that we have and the increase in our share price made us increase another $260,000 of G&A because of the share price change.

Going the other way, if you look at the revenue side, it was higher by about $1.8 million due to term fees during the quarter, which is about $800,000 higher than we would have in a typical quarter, but offsetting that was about $600,000 of straight-line rent that we had to write off related to one of the tenants that was terminated. So when you look at it, net term fees were really about $1.2 million, which is about $200,000 higher than a typical quarter.

So if you throw all that stuff together, you know, really the run rate FFO is more like $0.75, once you factor all those things in.

Tom talked about the gain on sale this past quarter on Wacker Drive, as well as the projected gain on sale that— the gain on sale we will incur on the Chicago Industrials in the fourth quarter. There will also be, I think it’s a $3 or $4 million gain on the Lakeview sale.

We’ve taken the $10.3 million impairment during the third quarter. At this point, we don’t believe, based on any of the pricing we’re seeing, that there’ll be any additional impairments on any of the other Chicago assets.

If you look on the balance sheet, you’ll see a very large escrowed cash balance of $45.7 million. The reason for this is there was about $37 million of the sale proceeds from North Wacker that were hung up in a 1031 exchange account at the end of the quarter. That money was released yesterday as part of the acquisition that Tom mentioned in Northern Virginia and with that acquisition in Northern Virginia we were able to cover the full gain on Wacker Drive, as well as the full gain on the Industrial sale through 1031 exchanges.

During the quarter we had capitalized interest of $401,000. There was no capitalized development G&A and then finally, you’ll see that all of the Chicago properties have now been classified in discontinued operations on the income statement. That doesn’t really affect the bottom line, but it changes the geography of the income statement around quite a bit.

A couple quick ratios. Debt to market cap went down from 42.9 percent last quarter to 39 percent this quarter. A fair amount of that was because of the higher share, but also there was quite a bit of debt reduction because of the Wacker Drive sale.

Our interest coverage and fixed charge coverage were both down a little, 2.66 times interest, 2.48 times fixed coverage. Both of those ratios should improve next quarter. You know, the Wacker debt paydown occurred right at the end of the quarter, so it really didn’t affect— reduce the interest for the quarter and you’ll see that reduction this coming quarter.

You know, that offset is going to be— that reduction in interest is going to be offset by the continued increase in LIBOR. You know, it’s up— it’s almost 4 percent now, so that’s up almost 300 basis points since early 2004.

Our unhedged floating rate position is back down to about $136 million, which is about a 2.7 cent swing for each 1 percent change in LIBOR. That’s sort of been our traditional range and we’re comfortable with where that is.

And finally, we paid a $0.56 dividend during the quarter and our FFO and FAD payout ratios were 78 percent and 111 percent, respectively.

So that’s all I got. I’ll turn it back to Tom.

Tom August:	I think we’re finished with our prepared remarks and we’ll open it up for questions.

Operator:	Thank you. Ladies and gentlemen, at this time, we will begin the question and answer session. If you do have a question, please press the star key, followed by the one on your push button phone. If you would like to decline from the polling process, please press the star key, followed by the two. You will hear a three-toned prompt acknowledging your selection. Your questions will be polled in the order they are received. And if you are using speaker equipment, you will need to lift the handset before pressing the numbers.

One moment, please, for the first question. And our first question comes from Ross Nussbaum. Please state your company name, followed by your question.

John Kim:	It’s John Kim with Ross Nussbaum at Banc of America Securities. I had a couple of follow-up questions on the Concorde Plaza acquisition — how long is Wells Fargo in that space for? I’m assuming it’s about seven years. And what’s your ability or intention to refinance the mortgage debt?

Mike Ernst:	Wells Fargo is in for five years, and I don’t anticipate that we’ll refinance the mortgage debt any time soon.

John Kim:	OK, and did you give a cap rate on that, a going-in cap rate?

Mike Ernst:	Yeah, it’s in the high sevens.

John Kim:	I had a question on leasing costs — if I look at page 20 of your supplemental, it shows that in Austin, Texas, the TI costs per year average about 30% of your annual rents. Is that normal for this market or is it just specific to these leases?

Mike Ernst:	I think that that deal was skewed. There was a big lease we had in a property called Cielo Center, which has some of the- probably the lowest rents we have in our Austin portfolio. And was also a deal that required moving a number of tenants around, so the cap cost on that was quite a bit higher than you would have seen on a typical deal, so I think that’s what skewed the numbers for the quarter there.

John Kim:	OK, and it should be much lower with the IBM renewal?

Mike Ernst:	Yeah, the IBM renewal had very low capex and the Intel renewal had very low capex as well, so—

John Kim:	OK. Regarding the merger, what has been some of the reaction of your regional managers and key employees?

Mike Prentiss:	This is Mike Prentiss. I think in general, everybody is enthusiastic about it. You know, any change creates uncertainty, so what we find is, everyone reacts on how it affects them personally, and so we have spent a lot of time meeting with each of the regional managers, explaining what’s going on. Jerry Sweeney has met with them. I think he’s been very well-received from that standpoint, and they all recognize that there’s more opportunity out there because with a bigger platform, there’s going to be more money to invest and more opportunity for them to do things. So I think we expect that all of them will be under employment contracts shortly, for at least two years going forward, and everyone is enthusiastic about the new program.

John Kim:	Do you expect any major turnover?

Mike Prentiss:	No, we do not.

John Kim:	OK. And then the final question might be for Mike Ernst — what do you expect the G&A costs for- related to the merger will be in the fourth quarter?

Mike Ernst:	That’s hard to say at this point. I mean, there’s clearly a fair amount more legal cost. There would be proxy, solicitation cost, potentially. If there’s going to be a fair amount of accounting— I don’t really want to take a stab at it, because I really don’t know the answer this point.

John Kim:	OK, thank you.

Operator:	Thank you. Our next question comes from John Litt. Please state your company name, followed by your question.

Jordan Sadler:	Good morning, it’s Jordan Sadler, sitting here with John. First question is just on the role that’s expected in the Mid-Atlantic region, Northern Virginia, in the next couple of quarters. What’s the expected rolldown on rent— or roll up on rent?

Tom August:	Jordan, I don’t have that answer, the next (inaudible) by quarter or by year. I think if you look, we see that next year, the average rent for the whole region is 25.20, which is noticeably below market, but I don’t have it by quarter.

Jordan Sadler:	No, not necessarily by quarter, but just quarterly—

Tom August:	Yeah, I would think today- today, before what we hope is a little run-up in rent, you are in the high 20s on rental rates and we’re hoping that over the next- during the 2006 timeframe, we get into the low 30s on average.

Jordan Sadler:	OK. And then— just to be clear, on the sales that occurred, Chicago, were you saying that if you just closed the $200 million or so that have already closed, then results would be four to six cents higher next year, assuming debt reduction? Just those two assets, or those—

Tom August:	Three assets—

Jordan Sadler:	Three assets.

Tom August:	The two that have closed and the Detroit property that is firm; it has $3 million hard.

Jordan Sadler:	OK, and Detroit. OK.

Tom August:	So in round numbers, you’re talking $230 million, $235 million, 240 gross, and if we sell nothing else, it should be four to six. Now, I don’t think that’s going to happen, but just to get that on the table, as to what the financial affect would be.

Jordan Sadler:	So blended cap rate on that stuff, I assume, is low six?

Tom August:	It’s certainly below seven. I don’t know if it’s low six. You know, I think the- the 123 Wacker was a phenomenal price. I think that that is clearly the best quality of what we own there, so I think that overall, it will be certainly below seven. I don’t know of it’s low sixes, but it could be close.

Jordan Sadler:	OK, and ten on the acquisitions that closed yesterday, who do those go to?

Tom August:	Those will go to Prentiss Properties and then to Brandywine.

Jordan Sadler:	OK, and any other prospective acquisitions in the pipeline?

Tom August:	Not that we expect to close within the next 60 days.

Jordan Sadler:	OK, and I think John Litt has one.

John Litt:	Yeah, I just wanted to follow-up on the question about the contract that you’re putting out, the two-year employment contracts. Sort of how far down the organization does it go, and are there any sort of key regional managers who aren’t signing up for those?

Tom August:	All of the key regional managers will have them. There will be different forms of— I’m not sure if they’re employment contracts, but sort of retention bonuses and things like that, for other people below that level, but it will probably go down to that level and maybe one or two below, depending upon the function that is being performed by those other people.

John Litt:	So, just to sort of come at this at another angle, I mean, there’s been a lot of questions and concerns that a lot of the key people at Prentiss may depart following the merger. From your perspective, I imagine people are coming to you guys, saying, you know, ``Why did you do this? Should we stay with Brandywine or not?’’ Can you give us any color if that’s a valid concern?

Tom August:	John, I don’t think it’s valid. I’ll tell you why. We’re doing the employment agreements in the stay put bonus because of, to be honest, the market reaction. But as part of the pricing, when we asked Brandywine to look at the company and to price it, we built in to sort of what we’re labeling, I guess, severance cost, but we built in a stock grants and cash bonuses which would be used as financial incentives, due to vesting and the timing of those payments for people to stay. We think a combination of that, plus the general attitude that this is going to be a much— a very interesting place to work, we thought that was sufficient. To the extent that people didn’t think it was sufficient, we’re going the extra step now and we’ll have those key employees under employment contracts.

Mike Prentiss:	And John, if I could add one thing there, too, if— when you step back and look at this deal, you know the money in our company is made at the regions. Corporate does the reporting side of it, but the money that’s made is out in the regions. Each of the regional managers, and you know, Dan Cushing in Oakland, Chris Hipps here in Texas, Bob Wiberg, who is being promoted, but his team there in Northern Virginia, they have exactly the same function they had post-merger that they had before. Nothing really changes for them. It’s purely the financial reporting side changes, so none of these people have any reason to be concerned or to think about leaving, because it’s just a bigger platform, more opportunity, and so they’re all very enthusiastic about it.

Tom August:	And even in Southern California, what will change there is clearly a number of owned versus managed, but the portfolio that that group will be responsible for is sort of as big as it is today, and they’re looking for an opportunity to grow.

John Litt:	It was mentioned in the G&A costs, I guess, for 4Q might come in a little (inaudible) related to the cost of the transaction. What are the costs of (inaudible) proxy solicitation. Is that number coming in higher because of the reception to the deal, or do you think you’re really going to have to spend some extra money to get the votes in?

Mike Ernst:	Yeah, we don’t even have a number for that yet. That’s just a— I threw that out as one of the costs we’ll have to incur when the— when the time comes.

Tom August:	Yeah, I mean, that was clearly not a number in the $1.3 million and we expect— I don’t think we talked to anybody yet about that, but—

John Litt:	OK.

Operator:	Thank you. Our next question comes from Alexander Goldfarb. Please state your company named, followed by your question.

Alexander Goldfarb:	It’s Lehman Brothers. The first question is, do you have an IRR for the 123 Wacker sale?

Tom August:	I do not. I do not right now, no. I can say it was really good, but I don’t have it.

Alexander Goldfarb:	Like, you know, high—

Tom August:	I just don’t have it. I’d be making a wild guess.

Alexander Goldfarb:	OK, but that’s something I can follow-up with?

Tom August:	Sure.

Mike Prentiss:	Yeah.

Mike Ernst:	Yeah, we’ll calculate it.

Alexander Goldfarb:	OK, great. And the next question just goes back to the leasing costs. Looking at some of the longer-term deals that you guys did in Chicago, and in suburban Maryland, the TIs seemed a little— what appears to be a little in the high side. Would you say that those are representative of those two markets, or were there some anomalies in those?

Tom August:	Well, I can address the Chicago one. And the Chicago one really related to— you know, I think I mentioned this on a couple of calls before, and that is that one of the reasons why capex is staying higher is because cap rates are so low, and it is to the- to the owner’s advantage, if he’s going to sell the property, to put some money in, because you get more than paid back when you sell the property, because people are looking at the in-place income. And that was a specific decision we made on a big deal in Chicago, to pay it, because it was a pretty high rental rate, and it helped us in the sale process. I would say that we would not have certainly done that magnitude if we weren’t in the process of selling it.

Mike Ernst:	The Maryland one was a lease in a building called 7101 Wisconsin Avenue, in Bethesda, and to be honest, that market has been very slow. It was a pretty good-size tenant, we really wanted to make the deal, so I think we pushed a little harder for that tenant in that building than we would, generally speaking, in that market. But I think that number is not representative of what the market is necessarily.

John Litt:	OK, and the final question — any update on the UC development? Have they decided yet, or given an indication?

Tom August:	No. We have been- you know, every week, it’s next week, and as a matter of fact, I think it’s- today, or tomorrow, is the latest deadline we heard, so we know we’re in the running but we’ve not heard yet if officially it’s been awarded to anybody.

John Litt:	OK, thank you.

Mike Prentiss:	Thanks.

Operator:	Our next question comes from Mike Johnson. Please state your company name, followed by your question.

Steve Schofield:	Hi, it’s actually Steve Schofield with EAC Management. It’s a question about the private letter ruling. Will you close the deal at the end of the year if you don’t get the IRS private letter ruling, using the alternative structure, or will you wait until you get the ruling? I’m assuming that there’s some advantage in getting the private letter ruling, that may be an incentive to wait?

Tom August:	It’s less complicated, but we’ve structured it so that we can close either way. So, that will not be— that will not be a factor in determining the timeframe.

Steve Schofield:	So if you don’t have the private letter ruling at year-end, the understanding with Brandywine is that you’ll go forward and use the alternative structure right then and close at the year end, if you have all the proxy in place?

Tom August:	Yes. Uh-huh, that’s correct.

Steve Schofield:	And also, you said you’ve been- both sides have been meeting with institutional shareholders. What kind of reaction have you been getting from your large, institutional shareholders on both sides?

Tom August:	I think, you know, they have some very valid questions about how the organizations will work together and the growth rates and I think we’ve been addressing them. You know, we clearly will be continuing to visit the shareholders once the proxy is out, once they get to see all the details, and I think once they have all the information, but you know, this was sort of caught everybody off guard and we kept it pretty quiet, so there were a lot of questions and I think we’re doing a good job answering them.

Steve Schofield:	OK, thank you.

Tom August	Thanks.

Operator:	Our next question comes from Jamie Feldman. Please state your company name, followed by your questions.

Jamie Feldman:	Thank you. Prudential Equity Group. Can you provide an update on the size, timing, and yields for the Oakland and Northern Virginia development projects?

Mike Ernst:	You know, the Oakland deal, as Tom mentioned, should move forward some time in the fourth quarter — you know, mid-November, or early December start. I think the yield on that one is supposed to be in the 9% cash range. Northern Virginia, we’re waiting on a proposal we’ve made with a pretty substantial tenant there. If we get the tenant, which is a very good credit, I think that deal will be in the high 7s kind of cash yield, maybe 8. If we start on a speculative basis, the yield would actually go up a little bit, probably into the mid 8s. And that deal, if I remember right, is in the $60 million-ish kind of range as well.

Tom August:	Yeah, both of them are in the $60 million, $70 million range.

Jamie Feldman:	OK, and then what are you seeing terms of development costs due to recent inflationary pressure?

Mike Ernst:	They seem like they’re continuing to go up. Steel prices have stabilized a little, but interest rates have gone up a lot, which adds a lot to costs, land costs have gone through the roof, labor costs are high, for the most part.

Jamie Feldman:	Does it change your outlook on any of these developments?

Mike Ernst:	Well, I think that those yields and that- those cost numbers we threw out reflect, I think, what current costs are.

Jamie Feldman:	The cap rates you’ve been quoting, are those GAAP or cash?

Mike Ernst:	On the developments, it’s cash.

Jamie Feldman:	No, on the acquisitions and dispositions — on an earlier question?

Mike Ernst:	That was GAAP.

Tom August:	GAAP certainly on the Chicago sale.

Jamie Feldman:	OK. And then finally, can you give your outlook on just the Prentiss portfolio in terms of same-store, for ‘06? Maybe if you break that out by, you know, leasing spreads, occupancy?

Tom August:	I think that in terms of leasing spreads, we thought that— we thought that we were going to be minus 10 this year. I think that we’re going to do a little better than that next year— this year than that, and next year, we thought we’d catch up and be flat for the year and look for growth, but you know, getting sort of minus five to ten this year, flat next year, and up in ‘07.

In terms of occupancies, I think we’re looking for an increase in occupancy, especially when you looked at— we’ve only got 8% rolling over. If you take out the Chicago portfolio, the occupancy- excuse me, the rollover actually drops, I think, to close to seven. Most of the— the biggest number of that rollover is in the Mid-Atlantic region, where we’re probably as bullish as we are in any part of the country.

So, we should see a nice increase in pick-up next year, or Brandywine, the combined company, will see it from that lease up.

Jamie Feldman:	OK. And then what about for leasing costs in ‘06, on just the Prentiss portfolio?

Tom August:	You know, with inflation and everything else, we’d be really hard-pressed to get back where we were in the ‘99-2000 timeframe of under $2 per square foot per year, but we’re working hard on that and we had a goal of under $3. I think we’ll noticeably beat that this year, and you know, I’m guessing $2.25 $2.50 next year, depending on how well we do with tenant retention for next year.

Jamie Feldman:	All right, thank you very much.

Operator:	Thank you. Ladies and gentlemen, if there are any additional questions, please press the star key, followed by the one at this time, and just as a reminder, if you are on speakerphone, please lift the handset before pressing the numbers. And our next question comes from Sam Sabbagh. Please state your company name, followed by your question.

ST Teleforgado:	Hi, it’s ST Teleforgado with Sam Sabbagh, Quattro Global Capital. Prentiss and Brandywine appear to have substantial overlap between your shareholders bases, and I was wondering if you can comment as to whether or not the valid questions on growth that you mentioned that are being raised are being raised primarily by that portion of your base which is overlapping or which is not overlapping?

Mike Prentiss:	You know, I’m not sure it’s overlapping or not overlapping. I think the basic question, whether you’re both or one— is- is, “Tell me why a combined company has a better growth rate than the two separate companies?’’ I mean, that’s one of the reasons, or the primary reason, why you would put two companies together. So I think it’s just a general question, when two companies merge, rather than it’s being raised by overlapping shareholders not.

ST Teleforgado:	Great, thank you.

Operator:	Our next question comes from Jim Sullivan. Please state your company name, followed by your question.

Jim Sullivan:	Thanks, Green Street Advisors. Hey Tom, can you focus on the cash rent declines in the quarter? It’s not surprising to see the declines in Chicago and Denver, et cetera, but it is, especially in the context of your market commentary, surprising to see 25, 35% drops in Austin, Northern Virginia, suburban Maryland. Can you just shed a little more light on the specifics and why the drops were as big as they were?

Tom August:	Well, I can, certainly, off the top of my head, just tell you about Austin, and that really related to Cielo Center, which I mentioned and then Mike mentioned again, is probably on the low end of the quality of what we have. The other thing, you know, is that it’s on a relatively small number. It’s basically about 30,000, so it’s not a huge number, and I would hate to take either plus or minus one quarter and make a big deal of it. And I can tell you that some of the leases we renewed, including the Intel lease, are more reflective of the numbers I gave you earlier in the commentary.

Mike Ernst:	You know, a big number in Northern Virginia was the Exxon-Mobil lease expired in this quarter, and that was a short-term renewal that had sort of an abnormally high rate on it, so when you do the comparison there, that throws those numbers off.

Tom August:	Yeah, if you remember, Jim, we had Exxon-Mobil move out, but they retained, I guess, it was about 50,000 feet on a very short-term basis, like we said, that was probably a little bit higher than market.

Jim Sullivan:	OK, thanks.

Mike Ernst:	Yep.

Operator:	OK, management, I’m showing there are no further questions. I’ll turn the conference back over to you for any closing comments you may have.

Mike Ernst:	Well, first of all, thanks for listening. I think that you know, certainly from a quarterly perspective, there was a lot of noise in our numbers, with all these unusual events, but the operations themselves continued to improve. And as Mike said in his opening remarks, we are working diligently and very well with the Brandywine folks, and we are putting a lot of information together and are addressing questions, comments, that our shareholders and we hopefully will have that process completed by year-end as well. So thanks for listening. Bye-bye.

Operator:	Thank you. Ladies and gentlemen, that concludes today’s teleconference. If you would like to listen to a replay of today’s conference, you can dial in at 303 590 3000, or 1 800 405 2236, followed by the access code of 11039921, and then followed by the pound sign. Once again, those numbers are 303 590 3000, or 1 800 405 2236, followed by the access code of 11039921, and then followed by the pound sign. Once again, thank you for your participation, and at this time, you may disconnect.
END
ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
This transcript does not constitute an offer of any securities for sale. In connection with the proposed transaction with Brandywine, Brandywine and Prentiss Properties will file a joint proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the join proxy statement/prospectus when it becomes available because it will contain important information about Brandywine and Prentiss Properties and the proposed merger. A definitive proxy statement/prospectus will be sent to shareholders of Brandywine and Prentiss Properties seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Brandywine and Prentiss Properties with the SEC at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained, when available, free of cost by directing a request to Brandywine Realty Trust, 401 Plymouth Road, Suite 500, Plymouth Meeting, PA 19462, Attention Investor Relations, (telephone 610-325-5600) or Prentiss Properties Trust, 3890 W. Northwest Highway, Suite 400, Dallas, Texas 75220, Attention: Investor Relations (telephone 214-654-0886). Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.
Brandywine and Prentiss Properties and their respective trustees and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Brandywine and Prentiss Properties in connection with the merger. Information about Brandywine and its trustees and executive officers, and their ownership of Brandywine securities, is set forth in the proxy statement for Brandywine’s 2005 Annual Meeting of Shareholders,

which was filed with the SEC on April 1, 2005. Information about Prentiss Properties and its trustees and executive officers, and their ownership of Prentiss Properties securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Prentiss Properties, which was filed with the SEC on April 5, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.